UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Kristina Khakhulina
Griva Digeni, 105, 1st floor, Flat/Office 102A & 102C, 3101, Limassol, Cyprus.
+357 25 0281 52
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Otkritie Investments Cyprus Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Cyprus
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,794,498
	8.	Shared voting power 0
	9.	Sole dispositive power 9,794,498
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 9,794,498
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.73%[1]
14.	Type of reporting person (see instructions) CO

1
Based on 45,080,461 Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 17, 2017. The 9,794,498 Class B ordinary shares referred to above represent approximately 16.16% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 17, 2017.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (the “Amendment”) is filed by Otkritie Investments Cyprus Limited (“OICL”) to amend the Schedule 13D related to the Class B ordinary shares (“Class B Shares”) of QIWI plc (“QIWI”) previously filed by OICL with the Securities and Exchange Commission on November 6, 2017 (as so amended, the “Schedule 13D”). This Amendment is filed to disclose the items contained herein.

Item 5.	Interest in Securities of the Issuer.

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)	On November 30, 2017, OICL purchased a total of 2,199,898 ADSs in a privately negotiated transaction at a price of 938.00 Roubles per ADS.

On December 1, 2017, OICL purchased a total of 2,200,000 ADSs in a private negotiated transaction at a price of 938.00 Roubles per ADS.

(d)
OICL expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell ADSs to third parties. Such third parties may then hold an interest in some or all of OICL’s ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such ADSs.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2017

Otkritie Investments Cyprus Limited

/s/ Kristina Khakhulina
Name

Director
Title

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation

Elinova Holding Ltd	Griva Digeni, 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus	Cyprus

Otkritie Holding JSC	2/4 Letnikovskaya Street, 115114, Moscow, Russia	Russian Federation

Individuals:
Name:	Title/Principal Occupation or Employment	Citizenship

Maria Pitta	Director of Otkritie Investments Cyprus Limited	Cyprus

Androulla Mantoles	Director of Otkritie Investments Cyprus Limited	Cyprus

Kristina Khakhulina	Director of Otkritie Investments Cyprus Limited	Cyprus

Alexander Kupriyanov	Director of Otkritie Investments Cyprus Limited	Cyprus

Athanasis Neophytou	Director of Elinova Holding Ltd	Cyprus

Christos Neophytou	Director of Elinova Holding Ltd	Cyprus

Mariia Cherviakova	Director of Elinova Holding Ltd	Russian Federation

Vadim Stanislavovich Belyaev	CEO of Otkritie Holding JSC	Russian Federation

The business address for Vadim Belyaev is Letnikovskaya street, 2, building 4, Moscow, 115114, Russia.

The business address for Maria Pitta, Androulla Mantoles, Kristina Khakhulina and Alexander Kupriyanov is Griva Digeni, 105, 1st floor, Flat/Office 102A & 102C, 3101, Limassol, Cyprus.

The business address for Athanasis Neophytou, Christos Neophytou and Mariia Cherviakova is 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus.

Each individual listed in the table above disclaims beneficial ownership of the Class A and/or B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B Shares
(a)	Amount Beneficially Owned
	Otkritie Holding JSC	9,794,498
	Elinova Holdings Ltd.	9,794,498
	Otkritie Investments Cyprus Limited	9,794,498

(b)	Percent of class
	Otkritie Holding JSC	21.73%
	Elinova Holdings Ltd.	21.73%
	Otkritie Investments Cyprus Limited	21.73%

(c)	Number of Shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd.	0
	Otkritie Investments Cyprus Limited	9,794,498

	(ii) Shared power to vote or to direct the vote:
	Otkritie Holding JSC	9,794,498
	Elinova Holdings Ltd.	9,794,498
	Otkritie Investments Cyprus Limited	0

	(iii) Sole power to dispose or to direct the disposition of:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd	0
	Otkritie Investments Cyprus Limited	9,794,498

	(iv) Shared power to dispose or to direct the disposition of:
	Otkritie Holding JSC	9,794,498
	Elinova Holdings Ltd	9,794,498
	Otkritie Investments Cyprus Limited	0

Explanatory Note:

Elinova Holding Ltd may be deemed to beneficially own 100% of the ADSs representing Class B Shares beneficially owned by OICL by virtue of its direct ownership of 100% of the shares in OICL. Elinova Holding Ltd is a direct wholly-owned subsidiary of Otkritie Holding JSC.

Otkritie Holding JSC may be deemed to beneficially own 100% of the ADSs representing Class B Shares beneficially owned by OICL by virtue of its direct ownership of 100% of the shares of Elinova Holding Ltd and indirect ownership of 100% of the shares in OICL. OICL is an indirect, wholly-owned subsidiary of Otkritie Holding JSC.